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Exhibit 99.1

Carlisle Holdings Limited	Press Release
FOR IMMEDIATE RELEASE
CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2002

Belize City, Belize, January 30, 2003—Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $303.2m (2001—$315.3m) and net income (before non-recurring items) of $9.0m (2001—$7.5m) for the quarter ended December 31, 2002, the third quarter of fiscal 2003. Earnings per share (before non-recurring items) for the quarter ended December 31, 2002 was $0.15 (2001—$0.13).

For the nine months ended December 31, 2002, revenue was $903.3m (2001—$951.1m) and net income (before non-recurring items) was $26.7m (2001—$22.4m). Earnings per share (before non-recurring items) for the nine months ended December 31, 2002 was $0.45 (2001—$0.38).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

"Evidence of ongoing progress in the U.S. facilities services business is encouraging and OneSource performed in line with expectations during the third quarter. Management's conservative approach and attention to cost controls and customer retention is paying off. We are providing quality facility services to new and existing customers at competitive rates and, at the same time, improving margins. We expect the full effect of these management initiatives will be reflected in future quarters."

"In the UK, Facilities Services achieved improved profitability in the third quarter, reflecting the benefits of the integrated overhead structure. Revenue growth continues to be a challenge in both Facilities Services and Staffing Services. In a climate of reduced market demand, our Staffing Services business benefits from having the scale necessary to serve a diverse range of clients, a consistent income stream from supplying temporary workers and continued growth in managed human resources services."

"Now that the structural improvements at both OneSource and our UK businesses are substantially underway, we believe all businesses are well positioned to benefit when market conditions improve."

Third Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $231.8m for the quarter ended December 31, 2002 (2001—$244.0m). The operating income for the quarter ended December 31, 2002 amounted to $1.3m (2001—$0.3m loss).

Facilities Services United States

OneSource performed in line with expectations for the third quarter. Prudent management of existing core businesses and careful expansion of its customer base have positioned OneSource well in a competitive environment. Labor cost management, customer retention, receivables management and overhead cost reduction remain top priorities.

Third quarter new janitorial contracts were strong, with the addition of thirty-eight new strategic accounts, including a major janitorial services award at the Tom Bradley Terminal at Los Angeles

International Airport. Recent contract renewals at the Charlotte Douglas Airport in Charlotte, North Carolina and the Raleigh Durham Airport validate OneSource's inroads into the market for facilities maintenance at aviation facilities. In addition to aviation, the sales and marketing team is concentrating new business efforts in key geographic areas and selective sectors.

OneSource continues to renew contracts with major customers in extremely competitive re-bid situations despite some volume reductions in the economically sensitive technology and hospitality sectors, primarily in California and Florida. However, recent opportunities in these market sectors may signal the beginning of an upturn.

Market price volatility and margin compression continue to impact the industry; nonetheless, there are early indications of improvement in OneSource's gross margin as new labor cost management processes are introduced at key locations.    Back office process improvements are expected to generate additional savings beginning in the fourth quarter while data communications improvements are progressing in tandem with other management information system enhancements.

Facilities Services United Kingdom

Third quarter revenue in the UK and Ireland was down from the prior year and last quarter. However, operating income improved compared to the prior year and previous quarters. Security services has begun to return to profitability to match the stable contribution of cleaning services and the ongoing growth in retail merchandising and support services. The benefits of the integrated overhead structure will be more fully realized when organic growth resumes. An early encouraging sign was the addition of Midland Mainline to the already strong list of train operating companies in the customer base.

The business now has a better defined set of services and markets and is well positioned to take advantage of combined outsourced service opportunities while continuing to develop its specific markets in cleaning, security and retail support services.

Staffing Services

        Carlisle Staffing Services reported revenue of $56.9m for the quarter ended December 31, 2002 (2001—$57.1m), and a busier Autumn term in education services helped balance declines in other parts of the business. Operating income for the quarter ended December 31, 2002 was $2.4m (2001—$3.1m) and was broadly unchanged compared to the last quarter. It is difficult to grow revenue in a market with reducing demand but the income stream from our broad base of contract and temporary workers remains consistent. Our managed human resource services business continues to develop and our Celsian business acquired a small healthcare staffing business based in Manchester which complements our existing education and care businesses in that region. The outlook remains challenging but Carlisle has the benefit of being one of the larger sector players with the resources and range of services to meet customer needs.

Financial Services

        Financial Services reported a good performance for the quarter ended December 31, 2002. Operating income increased by 11% to $7.1 m (2001—$6.4m). In the nine-month period, operating income increased by 20% to $20.5m (2001—$17.1m). The results reflect an 18% increase in net interest income, driven by a 24% increase in the average loan portfolio of the Belize Bank.

Belize Telecommunications

        Belize Telecommunications Limited ("BTL") ended 2002 with the commercial launch of a new nationwide GSM cellular telephone system, although the December 14 launch was too late in the third quarter to have any impact on results. Revenue for the quarter ended December 31, 2002 amounted to

$14.5m (2001—$14.2m). The impact of increased traffic volumes offset the negative effects of tariff rebalancing. SG&A costs increased reflecting higher legal and other costs incurred in preparation for the new regulatory framework and increased depreciation expense associated with the replacement of the existing cellular network. As a result, operating income declined in the quarter ended December 31, 2002, to $4.7m (2001—$6.0m). The Company's 52% share of net income after taxes and minority interest amounted to $1.2m (2001—$1.9m).

BTL's monopolistic telecommunications license expired on December 29, 2002, and effective December 30, BTL was awarded one of only two full service telecommunications licenses that will be issued in Belize. The main competitor is not expected to begin service until March 2003, at the earliest.

Associates

        The income from associates in the quarter ended December 31, 2002, arises from the investment in NUMAR and amounted to $0.8m (2001—$0.8m). The business has benefited from some improvement in the market price of edible oils but this has to an extent been offset by increased competition in certain markets.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, commercial interior painting services, general repair and maintenance and other specialized services for more than 11,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. The Group operates in the facilities services sector through LI Group, Capitol Security Services, Retail Support Services and Events Management. Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 7,000 workers employed across more than 2,700 clients. The Company also has interests in Financial Services and Telecommunication Services businesses.

Forward Looking Statements

Certain statements in this press release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle's services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle's businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group 561-368-3899	Makinson Cowell 212-994-9044

Note: This and other press releases are available at the Company's web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions except per share data

	3 months ended December 31, 2002		3 months ended December 31, 2001		9 months ended December 31, 2002		9 months ended December 31, 2001
Net sales
Facilities Services	231.8		244.0		693.9		745.2
Staffing Services	56.9		57.1		167.1		162.7
Telecommunication Services	14.5		14.2		42.3		43.2

Total net sales	303.2		315.3		903.3		951.1

Operating income
Facilities Services	1.3		(0.3)		1.8		0.3
Staffing Services	2.4		3.1		7.8		8.9
Financial Services	7.1		6.4		20.5		17.1
Telecommunication Services	4.7		6.0		15.8		19.7
Corporate overheads	(1.6)		(1.8)		(5.0)		(5.2)

Operating income	13.9		13.4		40.9		40.8

Associates	0.8		0.8		4.0		2.7
Net interest expense	(1.6)		(1.8)		(5.1)		(4.9)

Income before income taxes	13.1		12.4		39.8		38.6
Income taxes	(2.6)		(2.8)		(7.8)		(9.7)

Income after income taxes	10.5		9.6		32.0		28.9
Minority interests	(1.5)		(2.1)		(5.3)		(6.5)

Net income	9.0		7.5		26.7		22.4

Earnings per ordinary share:
Diluted	$0.15		$0.13		$0.45		$0.38
Number of shares—diluted	59.3	m	59.0	m	59.2	m	58.9	m

The results for the three months and the nine months ended December 31, 2002 are stated before non-recurring items of $0.1m net income and $0.4m net charges, respectively (2001—$0.8m and $1.3m net charges respectively). Non-recurring items principally comprise employee severance payments in the Facilities Services division less other gains on asset disposals. Net income for the three months and the nine months ended December 31, 2002, after these items, amounted to $9.1m and $26.3m, respectively (2001—$6.7m and $21.1m, respectively) and earnings per share was $0.15 and $0.44, respectively (2001—$0.11 and $0.36, respectively).

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  Exhibit 99.1